GreenPower Announces Record School Bus Deliveries For Fiscal 2024 Second Quarter

LOS ANGELES, Oct. 20, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced record delivers of its all-electric school buses during the second quarter of fiscal 2024.

"During the quarter, GreenPower focused on increased production, sales and deliveries of its all-electric, purpose-built school bus products," said Fraser Atkinson, CEO of GreenPower. "Manufacturing of the Type A Nano BEAST is underway at the South Charleston facility and the West Virginia production team also made preparations for the start of Type D BEAST production which will begin this fall."

GreenPower delivered a record 16 purpose-built school buses in the second quarter of fiscal 2024 which ended September 30, 2023. Of that total, 13 were BEAST school buses and three were the award-winning Nano BEAST school buses.

"In addition to production and deliveries, GreenPower concentrated on future sales from coast-to-coast," added Michael Perez, GreenPower's Vice President of School Bus, Contracts and Grants. "We worked with our dealer network across the country to ensure compliance with differing state school bus specifications. We helped school districts nationwide apply for the second round of the EPA Clean School Bus Program. And we helped schools with planning and development of their charging infrastructure so that they are ready for deployment once they take delivery of their new all-electric GreenPower school buses."

Perez referenced an increasing number of states that are either mandating the switch to all-electric school buses, providing funds and incentives to change, or both. California is the most recent state to join Connecticut, Maine, Maryland and New York in mandating the purchase of zero-emission school buses when Governor Gavin Newsom signed legislation providing funding of up to $5 billion to complete the state's transition to zero-emission school buses by 2035.

The California HVIP program has also extended the date for submissions for the public-school bus set-aside funding of $285,000 for a Type A eligible school bus without a wheelchair lift and $310,000 with a wheelchair lift and $370,000 for a Type D eligible school bus without a wheelchair lift and $395,000 with a wheelchair lift. Model 1 Commercial Vehicles (formerly Creative Bus Sales) is GreenPower's exclusive dealer for its Type A Nano BEAST and Type D BEAST school buses in California.

In addition to school bus deliveries, GreenPower also delivered 14 commercial vehicles consisting of 12 EV Star passenger vehicles, an EV Star Cargo and an EV Star specialty vehicle. While there were no deliveries of EV Star Cab and Chassis in the quarter, GreenPower presently has more than 50 ready for delivery.

Contacts:
Fraser Atkinson, CEO
fraser@greenpowermotor.com

Michael Perez, VP of School Bus, Contracts and Grants
michael@greenpowermotor.com

Allie Potter
Skyya PR for GreenPower
(218) 766-8856
allie@skyya.com

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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